SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 333-212234

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Energy Services of America Staff 401(k) Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Energy Services of American Corporation
75 West Third Avenue
Huntington, West Virginia 25701

Item 4.	FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

The following documents are filed as part of this report:

1. Financial Statements

The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-2
Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	F-4
Notes to Financial Statements	F-5 - F-11

2. Financial Statements Schedule

The following financial statement schedule of the Energy Services of America Staff 401(k) Retirement Savings Plan as of December 31, 2015 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	S-1
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	S-2

EXHIBIT

The following exhibit is attached hereto and filed herewith:

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm

INDEX TO EXHIBIT

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Energy Services of America Staff 401(k) Retirement Savings Plan
 Financial Statements
 as of December 31, 2015 and 2014 and
 for the year ended December 31, 2015

Index of Financial Statements, Schedule and Exhibit

Supplementary schedules other than the above are omitted because they are not applicable.

Arnett Carbis Toothman llp CPAs & Advisors	actcpas.com 101 Washington Street East P.O. Box 2629 Charleston, WV 25329 304.346.0441 office│ 304.346.8333 fax 800.642.3601
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Benefits Committee and Plan Administrator
Energy Services of America Staff 401(k) Retirement Savings Plan
Huntington, West Virginia

We have audited the accompanying statements of net assets available for benefits of Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015, and Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Arnett Carbis Toothman LLP
Charleston, West Virginia
June 28, 2016

Bridgeport, WV  •  Buckhannon, WV  •  Charleston, WV  •  Columbus, OH  •   Lewisburg, WV  •   Meadville, PA  •   Morgantown, WV  •   New Castle, PA  •  Pittsburgh, PA

Energy Services of America Staff 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
	December 31,
	2015	2014
Assets
Investments, at fair value	$4,220,850	$4,079,256
Contributions receivable:
Employee contributions receivable	3,626	110
Employer contributions receivable	650	16
Other employer contributions	6,537	—
Notes receivable from participants	63,065	56,835
Non-interest bearing cash	4,922	—
Total assets	4,299,650	4,136,217

Liabilities
Participant fees payable	4,922	—
Excess contributions payable	4,703	—
Total liabilities	9,625	—

Net assets available for benefits	$4,290,025	$4,136,217

The accompanying notes are an integral part of these financial statements.

Energy Services of America Staff 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended
December 31,
2015
Change in net assets available for benefits attributed to:
Investment activities:
Net depreciation in fair value of investments	$(124,945)
Interest and dividends	33,348
Net loss from investment activities	(91,597)

Additions:
Employee contributions, including rollovers	322,220
Employer contributions	58,013
Other employer contributions	6,537
Total additions	386,770

Deductions:
Distributions to participants or beneficiaries	(136,443)
Fees and expenses	(4,922)
Total deductions	(141,365)

Change in net assets available for benefits during the year	153,808
Net assets available for benefits, beginning of year	4,136,217

Net assets available for benefits, end of year	$4,290,025

The accompanying notes are an integral part of these financial statements.

Energy Services of America Staff 401(k) Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following brief description of the Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, formerly known as the C.J. Hughes Construction Company, Inc. Management 401(k) Retirement Plan, was established effective January 1, 1992. Effective November 2009, the Nitro Electric 401(k) Plan was merged into the Plan, and effective January 1, 2010, the Plan was renamed the Energy Services of America Staff 401(k) Retirement Savings Plan. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan provides retirement benefits to all qualifying employees of Energy Services of America Corporation (Energy Services of America), C.J. Hughes Construction Company, Inc. (C.J. Hughes), Contractors Rental Corporation (Contractors Rental), Nitro Electric Company, Inc. (Nitro) and ST Pipeline, Inc. (ST Pipeline), collectively referred to as the Employers. Qualifying employees, defined as all employees except those represented through a collective bargaining agreement, non-resident aliens, independent contractors, residents of Puerto Rico, and leased employees, become eligible to participate in the Plan after becoming at least 21 years of age with one year of service, as defined by the Plan. Entry dates are the first day of the plan year and the first day of the fourth, seventh, and tenth month of the plan year. The Benefits Committee is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings, and monitors investment performance. The Benefits Committee reports to the Board of Directors.

Effective January 1, 2015, the Plan was amended and restated to comply with tax, legislative and regulatory changes. Effective January 1, 2015, the Employers have elected to direct the investment of the discretionary matching contribution into a unitized stock fund consisting primarily of Energy Services of America common stock.

Contributions

Participants may elect to contribute up to the maximum percentage of compensation, as defined by the Plan, subject to certain dollar limitations under the Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, collective investment trusts, and a unitized stock fund, the underlying assets of which consist primarily of Energy Services of America common stock. The Employers may make a discretionary matching contribution. Effective April 1, 2014 the Employers elected a discretionary match of 25% of eligible participant elective deferrals, not to exceed 6% of compensation as defined by the Plan. Prior to January 1, 2015, participants also directed the investment of the portion of their account consisting of discretionary matching contributions. Effective January 1, 2015, coincident with the plan amendment and restatement, the Employers elected to direct the investment of the discretionary matching contribution in a unitized stock fund consisting of Energy Services of America common stock. The Employers may also make a discretionary profit-sharing contribution which would be allocated to qualifying participants using a pro-rata compensation based allocation formula. The Employers made no discretionary profit-sharing contributions during the year ended December 31, 2015.

Participant Accounts

An individual account has been established for each participant into which employee contributions, employer matching and profit sharing contributions, and investment earnings are accumulated. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are 100% vested in their individual account balances derived from elective deferrals and rollover contributions, as well as earnings thereon. Employer matching and discretionary profit-sharing contributions are vested as follows: less than one year of service - 0%; one year of service - 25%, two years of service - 50%, three years of service - 75%, four or more years of service - 100%.

Energy Services of America Staff 401(k) Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan (continued)

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may only have 1 outstanding loan at any time. The loans are secured by the balance in the participant’s account and bear interest at rates of Wall Street Prime plus 1%. Principal and interest is paid ratably at least bi-weekly through payroll deductions.

Payment of Benefits

In accordance with the Plan agreement, distribution of benefits upon the retirement, death, disability or termination of a participant, when requested, shall be made in the form of a lump-sum cash payment equal to the value of the participant’s vested interest in his or her account, or partial payments. Balances of $1,000 or less have an automatic lump-sum cash payment. In addition, certain in-service withdrawals are permitted.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited nonvested accounts totaled $19,564 and $19,143, respectively. Forfeited accounts are used to reduce the Employers’ contributions or to pay administrative expenses of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Energy Services of America Staff 401(k) Retirement Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2015 excess contributions to the applicable participants before March 15, 2016.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Employers and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distribution processing, and recordkeeping expenses for specific investments are charged directly to the participant’s account and are included in administrative expenses. All other investment related expenses are included in net appreciation in fair value of investments.

Reclassifications

Certain reclassifications have been made to the 2014 financial statements to present them in accordance with the 2015 classifications.

Change In Accounting Principle

In May 2015, The FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU update remove the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted, and is required to be applied retrospectively. Management has elected to adopt this ASU early.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measure using fair value by general type: however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early.

Accounting Principles Issued But Not Yet Adopted

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU makes targeted improvements to accounting principles generally accepted in the United States of America on accounting for financial instruments related to the accounting for equity investments, the presentation and disclosure of financial instruments, and the measurement of the valuation allowance on deferred assets related to available for sale debt securities. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

Energy Services of America Staff 401(k) Retirement Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Subsequent Events

The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date. Level 1 assets include investments in mutual funds, common stock, and money market fund.

Level 2
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability. The Plan has no Level 2 assets.

Level 3	Inputs that are unobservable inputs for the asset or liability. The Plan has no Level 3 assets.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 or 2014.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the Energy Services of America Co. common stock is traded.

Money Market Fund: Valued based on their quoted redemption prices and recent transaction prices, with no discounts for credit quality or liquidity restrictions.

Collective investment trust – stable value fund: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Collective investment trust – target date and target income funds: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Energy Services of America Staff 401(k) Retirement Savings Plan
Notes to Financial Statements

3.	Fair Value Measurements (continued)

Common collective trust – stable asset income fund: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015, and 2014. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Fair Value at December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 2,131,609	$ -	$ -	$ 2,131,609
Company common stock	64,341	-	-	64,341
Money market fund	2,877	-	-	2,877
	2,198,827	-	-	2,198,827
Investments measured at net asset value (a)
Collective investment trusts	-	-	-	2,022,023
	-	-	-	2,022,023
Investments at fair value	$ 2,198,827	$ -	$ -	$ 4,220,850

	Fair Value at December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 3,155,897	$ -	$ -	$ 3,155,897
Investments measured at net asset value (a)
Collective investment trusts	-	-	-	923,359
	-	-	-	923,359
Investments at fair value	$ 3,155,897	$ -	$ -	$ 4,079,256

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(b)
Energy Services of America Staff 401(k) Retirement Savings Plan
Notes to Financial Statements

3.	Fair Value Measurements (continued)

Transfers Between Levels

For years ended December 31, 2015, and 2014, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured Using NAV Per Share As Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015, and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

				Redemption
				Frequency	Redemption
			Unfunded	(If Currently	Notice
	Fair Value		Commitments	Eligible)	Period
	2015	2014		2015 and 2014

Collective investment trust-
stable value fund	920,702	-	n/a	Daily	12 months
Collective investment trust-
target date and income fund	1,101,321	-	n/a	Daily	30 days
Common collective trust-
stable asset income fund	-	923,359	n/a	Daily	12 months
	$ 2,022,023	$ 923,359

4.	Tax Status

The Internal Revenue Service has determined by a letter dated March 31, 2014, that the volume submitter plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the volume submitter plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Energy Services of America Staff 401(k) Retirement Savings Plan
Notes to Financial Statements

5.	Related Party and Party-in-Interest Transactions

Effective January 1, 2015, the Employers have elected to invest the matching contributions in a unitized stock fund which holds primarily Energy Services of America common stock. In addition, participants may elect to direct the investment of other contributions, including their deferrals, to be invested in the unitized stock fund. Accordingly, these are related-party transactions. During 2014, certain Plan investments were invested in a common collective trust and mutual funds managed by JPMorgan Chase Bank N.A., the Plan’s investment advisor. As such, JPMorgan Chase Bank N.A. is considered to be a party-in-interest. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. In addition, the Employers pay directly any other fees related to the Plan’s operation and perform various administrative functions at no cost to the Plan.

6.	Plan Termination

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. There are currently no plans to terminate the Plan.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Energy Services of America Staff 401(k) Retirement Savings Plan
EIN 20-4606266, Plan 002
Schedule H, line 4(i) - Schedule of Assets (Held At End of Year)
December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Mutual Funds
	Goldman Sachs	Small/Mid Cap Growth Fund Institutional	**	$261,632
	Homestead	Small Company Stock Fund	**	138,308
	RidgeWorth	Mid-Cap Value Equity Fund I Shares	**	129,113
	RiverPark/Wedgewood	Fund Class Institutional	**	751,668
	T. Rowe Price	Diversified Small Cap Growth Fund	**	174,070
	Vanguard	Mid-Cap Index Fund Admiral Shares	**	6,383
	Vanguard	Small-Cap Index Fund Admiral Shares	**	3,401
	Vanguard	500 Index Fund Admiral Class	**	152,026
	American Funds	Washington Mutual Investors Fund Class R-5	**	72,044
	Harbor	International Fund Instutional Class	**	165,920
	Harding Loevner	Emerging Markets Portfolio Advisor Class	**	64,458
	Voya	Global Real Estate Fund Class W	**	664
	Federated	Total Return Bond Fund Insitutional Shares	**	13,747
	Fidelity	Capital & Income Fund	**	198,175
				2,131,609

	Collective Investment Trust
	Federated	Capital Preservation Fund	**	920,702
	Manning & Napier	Retirement Target 2050	**	37,672
	Manning & Napier	Retirement Target 2040	**	113,493
	Manning & Napier	Retirement Target 2030	**	225,090
	Manning & Napier	Retirement Target Income	**	344,113
	Manning & Napier	Retirement Target 2020	**	168,100
	Manning & Napier	Retirement Target 2015	**	212,853
				2,022,023

	Common Stock
*	Energy Services of America	Unitized Stock Fund	**	64,341

	Money market funds
	First Niagara Bank NA	Bank Deposit Sweep Program	**	2,877

				4,220,850
	Notes receivable from participants
*	Participants Loans	4.25%; maturing from 2018 to 2020	-0-	63,065
				63,065

				$4,283,915

* Indicates a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments.

S-1

Energy Services of America Staff 401(k) Retirement Savings Plan
EIN 20-4606266, Plan 002
Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions
For The Year Ended December 31, 2015

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included	Contributions Not Fully Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

	$ -	$ -	$ 6,715	$ -

S-2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT PLAN

Date: June 28, 2016	By:	/s/ Charles P. Crimmel
Charles P. Crimmel
Plan Administrator